EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended
	September 30,
	2010	2009

Basic Earnings Per Share

Net earnings	$1,052,000	$619,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,979,000	7,723,000

Basic Earnings Per Share	$0.13	$0.08

Diluted Earnings Per Share

Net earnings	$1,052,000	$619,000

Weighted-average Common Shares:

Outstanding	7,979,000	7,723,000

Stock Options	81,000	37,000

Restricted Stock	74,000	129,000

Diluted Shares Outstanding	8,134,000	7,890,000

Diluted Earnings Per Share	$0.13	$0.08